555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

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Washington, D.C.

November 29, 2004

VIA EDGAR CORRESPONDENCE

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

RE:	Orbimage Inc. Form 10 Filed September 13, 2004 File No. 050933

Dear Mr. Spirgel:

     We are writing on behalf of our client, ORBIMAGE Inc. (the “Company”). We make reference to the Staff’s comment letter, dated October 26, 2004, relating to the above-referenced filing of the Company on Form 10. As I discussed in a telephone conversation with John McIntyre of the Staff this afternoon, we hereby request that you treat as timely the Company’s response to the Staff’s comment letter if the Company responds to such letter on or before December 1, 2004.

     The Company has requested extra time to enable its former independent accounting firm, PricewaterhouseCoopers, review the Company’s response, including its Form 10/A that the Company will be filing with its response. In requesting this extra time, we acknowledge and appreciate the advice of the Staff that a review by PricewaterhouseCoopers is not required in these circumstances. The Company has discussed this view with PricewaterhouseCoopers and has determined that it would in the Company’s best interests to give its former accounting firm the opportunity to complete its review of the Company’s response and the Form 10/A as requested by the firm. The Company intends to seek the consent of PricewaterhouseCoopers for the inclusion of the firm’s report on the Company’s financial statements for the year ended December 31, 2001 in future filings.

     If you have any questions please do not hesitate to call me at (202) 637 – 2275, or the Company’s General Counsel, William Warren, at (703) 480 – 5672.

Respectfully yours,

William P. O’Neill
of LATHAM & WATKINS LLP

cc:	John McIntyre Derek Swanson William L. Warren, ORBIMAGE Inc.